Mail Stop 3561

February 28, 2007

Via Fax & U.S. Mail

Mr. Peter Folger
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, Massachusetts 01863

      Re: Courier Corporation
             Form 10-K for the year ended September 30, 2006
             Filed December 7, 2006
             File No. 000-07597

Dear Mr. Folger:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2006
Prepublication Costs, page F-8
1. Please tell us how you determined the three to five year amortization period for prepublication costs and your basis for amortizing these costs on a straight-line

basis as opposed to an accelerated basis. In your response, please address the sales pattern of publications for which such costs are initially capitalized.

Revenue Recognition, page F-8

2. We note your inclusion of a returns allowance in your Schedule II, which shows a significant increase in the balance related to business acquisitions. Supplementally explain this increase, including the way in which it is related to business acquisitions. Additionally, please revise your revenue recognition disclosure to discuss your return policy or advise as to why you believe this is not necessary.

Note C. Income Taxes, page F-10

3. Please tell us why the change in net deferred tax liabilities from 2005 to 2006 does not equal your deferred tax expense for 2006.

Note H. Business Acquisitions, page F-18

4. We note your acquisition of Federal Marketing Corporation in April 2006 and your description of the fair values of assets purchased and liabilities assumed. The amounts do not appear to agree to the purchase price of $37 million. Supplementally, please provide a purchase price allocation for this acquisition.

5. It appears that your acquisition of Federal Marketing Corporation may be significant under Rules 3-05 and 1-02(w) of Regulation S-X. If so, separate financial statements of this entity would be required, as well as a more detailed pro forma analysis. However, your disclosures indicate that you determined that this entity did not qualify as a significant acquisition. Please provide the analysis used to determine that this acquisition was below the "significant" level. We may have further questions upon review of your response.

Management's Discussion and Analysis
Results of Operations, page F-25

6. Please revise your discussion and analysis of segment results of operations to include a separate discussion of cost of sales, as your discussion of gross profit addresses cost of sales only indirectly as it relates to sales.

7. You disclose changes in sales in percentage terms for various sales categories such as sales to the education market, the religious market and the specialty trade market. Please disclose dollar amounts of sales and changes in sales so that these percentage changes are meaningful.

Liquidity and Capital Resources, page F-31

8. We note that you have included only principal payments in your table of contractual obligations. We generally believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance and revise or advise.

Press Release Furnished January 17, 2007

9. We note your disclosure of segment earnings per share excluding stock based compensation. Per share earnings data other than that relating to consolidated net income are prohibited in materials filed with or furnished to the Commission. For guidance, refer to footnote 11 of FR-65 and section 202.04 of the Financial Reporting Codification (ASR 142). Please confirm that you will discontinue use of this non-GAAP measure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief